Atna Reports AGM Results

Vancouver, B.C. (April 27, 2007).  Atna Resources Ltd. (ATN:TSX) (the “Company”) is pleased to report the voting results of the Annual and Special Meeting of Shareholders held at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on Thursday, April 26, 2007 at 1:30 p.m. (Vancouver time).  (Total shares represented by proxy = 24,769,607 of the 64,376,838 issued and outstanding shares (38.48%).)

Voting Results
In accordance with Section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of DeVisser Gray as Auditor of the Company	Passed
2	Authorize the Directors to fix Auditor’s remuneration	Passed
3	Set number of Directors at 5	Passed
4	Elect David H. Watkins as Director	Passed
5	Adoption of the 2007 Stock Option Plan	Passed

Subsequent to the official meeting Mr. David Watkins, President and Chief Executive Officer, and Mr. William Stanley, Vice-President, Exploration, gave a brief overview of the Company’s activities throughout the past year and the plans for 2007.  The presentation can be viewed on the Company’s website at www.atna.com.

For further information, please contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: kjohnston@atna.com